

Mail Stop 3720

December 19, 2008

Mr. John Leahy
Chief Financial Officer
iROBOT Corporation
8 Crosby Drive
Bedford, MA 01730

      RE: **iROBOT Corporation**
              Form 10-K for Fiscal Year Ended December 29, 2007
              Filed February 25, 2008

              Form 10-Q for Fiscal Quarter Ended September 27, 2008
              File No. 51598

Dear Mr. Leahy:

      We have reviewed your supplemental response letter dated December 15, 2008 as well as your filing and have the following comment. As noted in our comment letter dated December 3, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.   We note in your response to comment 5 that you considered the disclosure requirements of paragraph A240(b)(2) of SFAS 123R and Article 10-01(a)(5). While we do not object to your response, in future interim reporting periods where you have determined grants and exercises or other stock-based compensation activity has not been material that conclusion should be disclosed. Please confirm that you will add this to your disclosure in future interim reporting periods when appropriate.

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      Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director